FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of January, 2003
Commission File Number: 1-15232

16, rue de la Ville l’Evêque,
75008 Paris-France

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CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, January 31, 2003

Press release

Revenues at December 31, 2002 up 8.8%

• Group revenues:	+8.8% (EUR 46.1 billion)
• Group organic growth:	+5.7% (Energy: +4.9%) (Environment: +6.6%)

• Revenues in Europe and North America:	EUR 41.2 billion, (89% of total revenues)

Total Group revenues at December 31, 2002 were EUR 46.1 billion, up 8.8% compared with the previous year. Excluding energy trading, revenues came to EUR 40.2 billion, an increase of EUR 1.7 billion, or +4.5%.

Group organic growth increased +5.7%, illustrating the commercial dynamism of its businesses in the face of challenging economic conditions.

➢
Organic Growth: +5.7% excluding energy trading and natural gas price variations. For comparison purposes for the year 2001 as a whole, organic growth was +5.7%, while organic growth rates by quarter for 2002 were respectively 4.9%, 3.2%, 5.7%, and 8.6%.

➢	Growth through acquisitions: +4.0% (EUR 1,698 million), related to Group acquisitions during 2001 as well as during 2002, mainly in energy and industry services at EUR 1,172 million.

➢
Exchange rate fluctuations: net negative impact was EUR 1,526 million, or -3.6%. The main factors were the devaluation of the Argentine peso (-EUR 834 million) and depreciations of the Brazilian real (-EUR 305 million) and the U.S. dollar (-EUR 267 million).

➢	Natural gas prices: overall, the decline in natural gas prices reduced Group revenues by EUR 643 million, or -1.5%. This had limited impact on operating margins.

➢	Geographic breakdown: excluding energy trading, revenues in Europe and North America represent 88% of the total, increasing by +8%.

REVENUE CONTRIBUTION BY BUSINESSES

Gross change	Net change (1)	(in EUR millions)	December 31, 2002	% inter-national (2)	December 31, 2001	% inter-national
12.0%	4.9%	Energy	29,548.2	49.4%	26,373.9	47.0%
3.4%	6.6%	Environment	15,897.4	67.1%	15,374.3	69.9%

8.9%	5.6%	Global businesses	45,445.6	55.6%	41,748.2	55.4%

5.4%	10.6%	Communications	644.2	—	611.0	—

8.8%	5.7%	TOTAL GROUP	46,089.8	54.8%	42,359.2	54.6%

(1)	On constant structural, accounting method and exchange rate bases and excluding energy trading and natural gas price variations
(2)	Outside France and Belgium

Group business REVENUE TREND

☐ ENERGY

Overall, Energy revenues grew by +12.0% (including Energy trading), of which 4.9% came from organic growth. Changes in Group structure contributed 4.6%, while exchange-rate fluctuations had a -2.0% impact.

(in EUR millions)	December 31, 2002	December 31, 2001	Gross change, %
Electricity & Gas Europe	16,253.4	14,423.9	12.7%
Electricity & Gas International	3,732.4	3,969.7	-6.0%
Energy and Industrial Services	9,562.4	7,980.3	19.8%

	29,548.2	26,373.9	12.0%

1.	Revenues of Electricity & Gas Europe (EGE) increased by 12.7%, of which 2.8% from organic growth.

Electricity

•
Sales to industrial customers rose by EUR 607 million. This growth is accounted for by the development of business outside Benelux (particularly due to commercial breakthroughs in Germany and France), and by a transfer of sales, thanks to deregulation, of former customers of municipal supply consortia to Electrabel’s direct customers and to Electrabel Customer Solutions. In Belgium, volumes sold directly to industrial customers rose by +22.2% over the December 31, 2001 figure. In the Netherlands, the increase was +17% and taking into account tariffs applied to non-eligible customers.

•	Retail electricity distribution, whose revenues are largely generated in Belgium, was down by EUR 620 million from the December 2001 figure. This decline was due to the previously mentioned transfers.

Natural gas

•	Export volumes were sharply higher (+51.8%), particularly as a result of new contracts signed in France (Rhodia), Italy, and Germany.

•	Sales to industrial customers in Belgium rose slightly in volume terms (+3%). This increase reflects continued improvement in natural gas competitiveness underway from April 2002.

•	Electrabel and Distrigaz sales to inter-communal distribution outlets were down slightly in volume terms (-3%) mainly as a result of more clement temperatures in 2002 compared with 2001.

•
Natural gas price decline (-17.9%) had a EUR 502 million negative impact. As a reminder, natural gas prices began falling during the 2nd quarter of 2001 and continued through the end of first-half 2002. They stabilized in the 3rd quarter and rose slightly during the 4th quarter 2002.

Revenues from energy trading operations in Europe rose EUR 2,003 million and came to EUR 5,872 million at December 31, 2002.

2.
The revenue trend for Electricity and Gas International (-6.0%) was a combination of organic growth of +9.2% (EUR 366 million), the negative effect of exchange rate fluctuations (-EUR 529 million or -13%), and natural gas prices effect (-EUR 95 million or -2.4%). Electricity and Gas International’s organic growth was mainly due to the startup of two new power plants in the U.S., at Red Hills, Mississippi on April 1, 2002, and at Ennis, Texas on May 2, 2002, volumes rise in Asia, and of good performances in Latin America, due in large part to price supplements granted by Brazilian authorities in connection with the 2001 rationing program.

3.	The revenue increase from Service activities was +19.8%, mainly due to the acquisitions of Axima Winterthur, GTI, and Treg and Restiani in Italy, which accounted to for EUR 1,355 million.

☐ ENVIRONMENT

Overall, organic growth generated by Environment businesses was +6.6%, versus a gross figure of 3.4%.

(in EUR million)	December 31, 2002	December 31, 2001	Gross change, %
Environment Local Services (SELS)	12,938.5	12,348.1	+4.8%
Water	7,168.9	7,061.5	+1.5%
Waste Services	5,769.6	5,286.6	+9.1%
Environment Industrial Services (SEIS)	2,958.9	3,026.2	-2.2%

	15,897.4	15,374.3	3.4%

1.	Environment Local Services generated revenues of EUR 12.9 billion, for an increase of 4.8% over the previous year’s figure.

•	Excluding the impact of the Argentine peso devaluation (-EUR 643 million) Environment Local Services revenues rose by 10%. Exchange rate fluctuations had an overall negative impact of EUR 822 million.

•
Organic growth was +7.8% (+EUR 962 million), due in part to the new Puerto Rico contract which started July 1, 2002 (+EUR 241 million), sustained Waste activities (+EUR 228 million, mainly in France, the U.K., northern Europe, and in the hazardous industrial waste area), Water Europe (+EUR 227 million, mainly in France and Spain), and to Ondeo Degrémont (+EUR 105 million). Organic growth of Environment Local Services was +10.3% for Water and +4.4% for Waste Services.

•	Changes in Group structure resulted principally from the increased equity investment in Teris, Teris LLC (USA) following the repurchase of Rhodia stake.

2.
Environment Industrial Services(Ondeo Nalco and OIS) recorded a +1.9% organic growth increase. Excluding the revenues coming from pulp industrial and heavy industrial sector in North America, accounting for approximately 25% of operations, Ondeo Nalco’s rate of organic growth was greater than 4%. With more than 90 contracts signed since January 1, 2002, OIS sales came to EUR 140 million.

☐ COMMUNICATIONS(1)

Organic growth in the Communications sector was 10.6%, a result of the increase in cable subscriber numbers (Noos) and an increase in M6 revenues.

(1)	Since May 1, 2001, Noos has been accounted for under the proportional method.

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

Geographic revenue breakdown (including energy trading) was as follows:

(in EUR millions)	December 31, 2002	December 31, 2001	Change
France	9,970.3	8,985.7	+11.0%
Belgium	10,848.3	10,237.5	+6.0%

Subtotal, France & Belgium	20,818.6	19,223.2	+8.3%

Other EU	14,628.9	12,122.6	+20.7%
Other European countries	1,081.0	910.9	+18.7%
North America	4,659.9	4,301.7	+8.3%

Subtotal, Europe and North America	41,188.5	36,558.4	+12.7%

South America	2,098.1	3,055.5	-31.3%
Asia and Oceania	2,109.1	2,093.1	+0.8%
Africa	694.2	652.2	+6.4%

TOTAL	46,089.8	42,359.2	+8.8%

The main Group structure changes affecting revenue distribution by geographic zone relate to the European Union: Axima Winterthur and GTI.
The combined effect of the new Puerto Rico contract, the fall in natural gas prices (Trigen and Tractebel LNG NA) and the dollar explains the increased activity in the North American zone.
The lower figure for South America relates to the depreciation in Argentine and Brazilian currencies.

REVENUE BREAKDOWN BY QUARTER

(in EUR millions)	1st qtr	2nd qtr	3rd qtr	4th qtr	Cumulative
2001	10,546.4	10,068.0	9,954.3	11,790.5	42,359.2
2002	11,564.9	10,885.6	10,639.7	12,999.6	46,089.8
Change %	+9.7%	+8.1%	+6.9%	+10.3%	+8.8%

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des opérations de bourse. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:	Financial analyst contacts:
Anne Liontas : (331) 4006 6654	Frédéric Michelland: (331) 4006 6635
Antoine Lenoir: (331) 4006 6650	Arnaud Erbin: (331) 4006 6489

For Belgium:
Guy Delicour: 00 322 507 02 77

This release is also available on Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : January 31, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary